As filed with the Securities and Exchange Commission on August 21, 2026

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

NexPoint Capital, Inc.

(Name of Subject Company (Issuer))

NexPoint Capital, Inc.

(Name of Filing Person (Issuer))

Common stock, par value $0.001

(Title of Class of Securities)

65341M 102

(CUSIP Number of Securities)

Dustin Norris

NexPoint Capital, Inc.

300 Crescent Court, Suite 700

Dallas, Texas 75201

Telephone: (844) 485-9167

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Jon-Luc Dupuy

K&L Gates, LLP

1 Congress Street, Suite 2900

Boston, MA 02114

Telephone: (617) 261-3146

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

ITEMS 1 THROUGH 9 AND ITEM 11.

This Tender Offer Statement on Schedule TO is filed by NexPoint Capital, Inc., a Delaware corporation (the “Company”). This Schedule TO relates to the Company’s offer to purchase for cash up to 1% of its outstanding shares of common stock, $0.001 par value (the “Stock”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 21, 2026 (the “Offer to Purchase”) and in the Company’s related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, the “Offer”), copies of which are attached hereto as Exhibits (a)(1)(ii) and (a)(1)(i), respectively. The price to be paid for the Stock in cash will be an amount per Share of not less than the net asset value per Share (the “NAV Per Share”) of the Company’s common stock (as determined in good faith by the Company’s adviser (the “Adviser”) in its sole discretion in accordance with the valuation policies and procedures established by the Adviser and approved by the board of directors of the Company) next calculated following the Expiration Date (as defined in the Offer) (date of repurchase) plus any unpaid dividends accrued through September 22, 2026, or such later date to which the Offer is extended, less any applicable withholding taxes and without interest, and subject to the conditions set forth in the Offer, if properly tendered and not withdrawn prior to the Expiration Date. The information set forth in the Offer is incorporated herein by reference with respect to Items 1 through 9 and Item 11 of this Schedule TO.

ITEM 10.

Not applicable.

ITEM 12. EXHIBITS.

Exhibit No.	Document

(a)(1)(i)	Form of Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase dated August 21, 2026.

(a)(1)(iii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Notice of Withdrawal.

(a)(1)(v)	Form of Notice of Guaranteed Delivery.

(a)(5)(i)	Press Release issued on August 21, 2026.

107	Filing Fee Table.

ITEM 13.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NexPoint Capital, Inc.

By:	/s/ Frank Waterhouse
Name:	Frank Waterhouse
Title:	Treasurer, Principal Accounting Officer and Principal Financial Officer

Dated as of: August 21, 2026.

EXHIBIT INDEX

Exhibit No.	Document

(a)(1)(i)	Form of Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase dated August 21, 2026.

(a)(1)(iii)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(iv)	Form of Notice of Withdrawal.

(a)(1)(v)	Form of Notice of Guaranteed Delivery.

(a)(5)(i)	Press Release issued on August 21, 2026.

107	Filing Fee Table.

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